Example Template : 77O



Deutsche Small Cap Growth Fund

N-Sar October 1, 2017 - March 31, 2018



Security Purchased	Cusip 	"Purchase/
Trade Date"	 Size (Shr) of Offering 	Offering Price
of Shares	Total ($) Amt of Offering	 Amt of
shares Purch by Fund 	% of Offering Purchased by
Fund	% of Funds Total Assets	Brokers	Purchased
From
Altair Engineering Inc.	US021369103	11/1/2017
	$13.00	$156,000,000	$294,970	0.19%
	JPM, WB, RBC, DB, CANACCORD	RBC CAPITAL
MARKETS COPR